Mail Stop 4561

July 22, 2008

Rudolph (Tré) A. Cates III
President, Chief Executive Officer, and Director
Silicon Mountain Holdings, Inc.
4755 Walnut Street
Boulder, CO 80301

> **Re:** **Silicon Mountain Holdings, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **File No. 000-11284**

Dear Mr. Cates:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 51

1. We note your disclosure that your chief executive and chief financial officers concluded your disclosure controls and procedures were not effective to ensure that "information required to be disclosed by the Company in reports that it files

or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." This effectiveness conclusion is stated in terms that is more limited in scope than the definition of "disclosure controls and procedures" in Exchange Act Rule 13a-15(e). The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company's controls and procedures as defined in Rule 13a-15(e) and confirm that you will conform your disclosure in future filings.

Management's Annual Report on Internal Control Over Financial Reporting, page 51

2.   It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Changes in Internal Control Over Financial Reporting, page 52

3.   We note your disclosure that "subsequent to the date of their evaluation, there were no changes made to your internal controls over financial reporting that have materially affected, or are likely to materially effect, [y]our internal control over financial reporting." Please tell us how you considered Item 308(c) of Regulation S-B, which requires you to assess changes in your internal controls over financial reporting during your last fiscal quarter and not the subsequent period. Similar concerns apply to Item 4T of your Form 10-Q for fiscal quarter ended March 31, 2008.

Exhibits 31.1 and 31.2

4.   We note that paragraph four of your certifications required by Exchange Act Rule 13a-14(a) omits the phrase, "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)," which is required. Please amend your filing to include new, corrected certifications. Similar concerns apply to the certifications filed with your Form 10-Q for fiscal quarter ended March 31, 2008.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 1. Financial Statements

Condensed Consolidated Balance Sheets (Unaudited), page 3

5.   We note you have included your restructuring liability within Accrued Expenses and Other Current Liabilities. Please tell us how you considered the requirements of Rule 8-03(a)(1) of Regulation S-X. In addition, please explain to us how you considered disclosing a reconciliation of the beginning and ending restructuring liability balances pursuant to paragraph 20(b)(2) of SFAS 146.

Note 4. Acquisitions, page 11

6.   You state you retained an independent appraiser to assist with assigning fair values to the identifiable intangibles acquired from Visionman Computers, Inc. Please describe the nature and extent of this firm's involvement in your decision-

making process. We also note that you have an outstanding Form S-1/A that has not yet been declared effective, and you will be required to include your interim financial statements in the Form S-1/A upon your next amendment. Generally, when you refer to an independent valuation specialist in a Securities Act registration statement, you need to disclose the name of the expert in the prospectus and file the expert's consent as an exhibit to the registration statement. Refer to Rule 436(b) of Regulation C.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief